UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CC Media Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

12502P102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 12502P102		13G	Page 2 of 6 Pages
1.	Names of Reporting Persons Bain Capital (CC) IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 555,556[1]
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 555,556[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 555,556[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.67%[2]
12.	Type of Reporting Person PN

[1]

Represents 555,556 shares of the Issuer’s Class B common stock, $0.001 par value, owned by Clear Channel Capital IV, LLC (“CC IV”). Bain Capital (CC) IX, L.P. holds 50% of the limited liability company interests in CC IV. Subject to certain limitations set forth in the Issuer’s certificate of incorporation, each share of the Issuer’s Class B common stock and Class C common stock is convertible, at the election of the holder thereof, into one share of the Issuer’s Class A common stock at any time. With respect to all matters upon which the Issuer’s stockholders are entitled to vote, every holder of outstanding shares of the Issuer’s Class A common stock will be entitled to cast one vote for each share of Class A common stock and every holder of outstanding shares of the Issuer’s Class B common stock will be entitled to cast, for each share of Class B common stock, a number of votes equal to the number obtained by dividing (i) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (ii) the number of shares of Class B common stock outstanding as of the record date for such vote. Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to the stockholders of the Issuer.

[2]

The percentage is based upon 23,416,159 shares of the Issuer’s Class A common stock, 555,556 shares of the Issuer’s Class B common stock and 58,967,502 shares of the Issuer’s Class C common stock outstanding as of October 31, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

CUSIP No.: 12502P102		13G	Page 3 of 6 Pages
1.	Names of Reporting Persons Bain Capital CC Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 58,967,502[1]
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 58,967,502[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,967,502[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 71.09%[2]
12.	Type of Reporting Person PN

[1]

Represents 58,967,502 shares of the Issuer’s Class C common stock, $0.001 par value, owned by Clear Channel Capital V, L.P. (“CCV”). Bain Capital CC Investors, L.P. owns 50% of the limited partnership interests in CCV. Subject to certain limitations set forth in the Issuer’s certificate of incorporation, each share of the Issuer’s Class B common stock and Class C common stock is convertible, at the election of the holder thereof, into one share of the Issuer’s Class A common stock at any time. With respect to all matters upon which the Issuer’s stockholders are entitled to vote, every holder of outstanding shares of the Issuer’s Class A common stock will be entitled to cast one vote for each share of Class A common stock and every holder of outstanding shares of the Issuer’s Class B common stock will be entitled to cast, for each share of Class B common stock, a number of votes equal to the number obtained by dividing (i) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (ii) the number of shares of Class B common stock outstanding as of the record date for such vote. Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to the stockholders of the Issuer.

[2]

The percentage is based upon 23,416,159 shares of the Issuer’s Class A common stock, 555,556 shares of the Issuer’s Class B common stock and 58,967,502 shares of the Issuer’s Class C common stock outstanding as of October 31, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

CUSIP No.: 12502P102	13G	Page 4 of 6 Pages

Schedule 13G

Item 1.
	(a)	Name of Issuer:

CC Media Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

200 East Basse Road
San Antonio, Texas 78209

Item 2.

	(a)	Name of Person Filing:

The name of the persons filing are Bain Capital (CC) IX, L.P. (“Bain Fund IX”) and Bain Capital CC Investors, L.P. (“Bain CC Investors” and together with Bain Fund IX, the “Reporting Persons” and each a “Reporting Person”)

Bain Fund IX owns 50% of the limited liability company interests in Clear Channel Capital IV, LLC (“CC IV”) which directly beneficially owns 555,556 shares of the Issuer’s Class B common stock. Subject to certain limitations set forth in the Issuer’s Third Amended and Restated Certificate of Incorporation, each share of Class B common stock is convertible, at the election of the holder thereof, into one share of Class A common stock at any time. With respect to all matters upon which the Issuer’s stockholders are entitled to vote, every holder of outstanding shares of the Issuer’s Class A common stock will be entitled to cast one vote for each share of Class A common stock and every holder of outstanding shares of the Issuer’s Class B common stock will be entitled to cast, for each share of Class B common stock, a number of votes equal to the number obtained by dividing (i) the sum of total number of shares of Class B common stock outstanding as of the record date for such vote and the number of Class C common stock outstanding as of the record date for such vote by (ii) the number of shares of Class B common stock outstanding as of the record date for such vote. The shares directly beneficially owned by CC IV may be deemed to be indirectly beneficially owned by Bain Fund IX, which holds 50% of the limited liability company interests in CC IV. Bain Capital Investors, LLC (“BCI”), is the general partner of Bain Capital Partners (CC) IX, L.P. (“BCP IX”), which is the general partner of Bain Fund IX, which holds 50% of the limited liability company interests in CC IV. By virtue of these relationships, BCI may be deemed to share voting and dispositive power with respect to the shares of common stock held by Bain Fund IX. BCI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

Bain CC Investors owns 50% of the limited liability company interests in Clear Channel Capital V, L.P. (“CC V”) which directly beneficially owns 58,967,502 shares of the Issuer’s Class C common stock. Subject to certain limitations set forth in the Issuer’s Third Amended and Restated Certificate of Incorporation, each share of Class C common stock is convertible, at the election of the holder thereof, into one share of Class A common stock at any time. Except as otherwise required by law, the holders of outstanding shares of Class C common stock will not be entitled to any votes upon any questions presented to the stockholders of the Issuer. The shares directly beneficially owned by CC V may be deemed to be indirectly beneficially owned by Bain CC Investors, which holds 50% of the limited partnership interests in CC V. Bain CC Investors expressly disclaims beneficial ownership of any securities owned beneficially or of record by any person or persons other than itself for purposes of Section 13(d)(3) and Rule 13d-3 of the Securities Exchange Act of 1934. BCI is the sole member of Bain Capital CC Partners, LLC, which is the General Partner of Bain CC Investors, which holds 50% of the limited partnership interests in CC V. By virtue of these relationships, BCI may be deemed to share voting and dispositive power with respect to the shares of common stock held by Bain CC Investors. BCI disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

	(b)	Address of Principal Business Office:

The principal business address of the Reporting Persons is c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts, 02199.

	(c)	Citizenship:

Bain Capital CC Investors, L.P. is a Delaware limited partnership. Bain Capital (CC) IX, L.P. is a Delaware limited partnership.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.001 par value

	(e)	CUSIP Number:

12502P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

CUSIP No.: 12502P102	13G	Page 5 of 6 Pages

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No.: 12502P102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

BAIN CAPITAL CC INVESTORS, L.P.

By:	Bain Capital CC Partners, LLC
Its:	General Partner
By:	Bain Capital Investors, LLC
Its:	Sole Member

By:	/s/ Ian K. Loring
Name: Ian K. Loring
Title: Managing Director

BAIN CAPITAL (CC) IX, L.P.

By:	Bain Capital Partners (CC) IX, L.P.
Its:	General Partner
By:	Bain Capital Investors, LLC
Its:	General Partner

By: /s/ Ian K. Loring
Name: Ian K. Loring
Title: Managing Director